UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Primech Holdings Ltd Announces Unaudited Interim 2023 Financial Results

Primech Holdings Ltd (“Primech” or the “Company”) (Nasdaq: PMEC), an established technology-driven facilities services provider in the public and private sectors operating mainly in Singapore, today announced its unaudited financial results for the six months ended September 30, 2023. A copy of the press release relating to the above matter is set forth in Exhibit 99.1, which is being furnished herewith.

Primech Holdings Limited and Subsidiaries
Condensed Consolidated Balance Sheets
(in U.S. dollars)

	September 30, 2023	March 31, 2023
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$8,684,721	$9,072,223
Accounts receivable, net	13,692,155	15,364,052
Government subsidies receivable	1,231,527	1,683,832
Prepaid expenses and other current assets	1,364,561	1,174,891
Inventories	52,556	141,434
Total current assets	25,025,520	27,436,432

Non-current assets
Property and equipment, net	10,085,353	10,920,008
Right of use assets	2,740,724	3,128,366
Goodwill	657,974	693,025
Intangible assets, net	9,592	92,587
Deferred offering costs	761,612	552,771
Total assets	$39,280,775	$42,823,189

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$8,841,267	$10,899,488
Notes payable-current portion	12,087,801	11,905,350
Lease liabilities-current portion	1,622,809	1,717,574
Total current liabilities	22,551,877	24,522,412

Non-current liabilities
Notes payable-long term	6,361,108	7,114,272
Lease liabilities-long term	1,335,093	1,627,673
Deferred tax liability	254,159	725,894
Total liabilities	30,502,237	33,990,251

Commitments and contingencies

Shareholders’ Equity
Common Stock, 32,500,000 and 32,500,000 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively,	12,719,782	12,719,782
Additional paid-in capital	924,100	924,100
Accumulated other comprehensive income	662,223	946,898
Accumulated deficit	(5,585,851)	(5,809,669)
Total Primech Holdings Limited shareholders’ equity	8,720,254	8,781,111

Non-controlling interests	58,284	51,827
Total shareholders’ equity	8,778,538	8,832,938
Total liabilities and shareholders’ equity	$39,280,775	$42,823,189

Primech Holdings Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations and other Comprehensive Loss
(in U.S. dollars)

	For the Six Months Ended September 30,
	2023	2022
Revenues
Revenues, net	$35,161,160	$32,697,280

Operating costs and expenses
Cost of revenue (net of $1,614,649 and $911,989 of government subsidies)	29,397,340	28,905,289
General and administrative expenses (net of $4,658 and $66,190 of government subsidies)	5,344,718	5,330,940
Sales and marketing expenses	11,363	143,228
Other operating expenses (income), net (includes $61,921 and $105,515 of government subsidies)	102,640	(97,437)
Total operating costs and expenses	34,856,061	34,282,020
Profit/ (loss) from operations	305,099	(1,584,740)
Interest expense	(520,585)	(265,954)
Loss before income taxes	(215,486)	(1,850,694)
Income tax benefit (expense)	446,856	(3,589)
Net income (loss)	231,370	(1,854,283)
(Income)/ loss attributable to non-controlling interests	(7,552)	19,703
Net income (loss) attributable to PHL	223,818	(1,834,580)
Total foreign currency translation adjustment	(284,675)	(573,608)
Comprehensive loss	$(60,857)	(2,408,188)

Income (loss) per share:
Basic and diluted	$0.01	$(0.06)

Weighted average number of ordinary shares outstanding:
Basic and Diluted	32,500,000	32,500,000

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Primech’s strategic and operational plans, contain forward-looking statements. Primech may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Primech’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in Primech’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and Primech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: March 28, 2024	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 28, 2024

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